Exhibit 7.06

Execution Version

VOTING AND SUBSCRIPTION AGREEMENT

This VOTING AND SUBSCRIPTION AGREEMENT (this “Agreement”) is made and entered into as of January 29, 2014 by and among Ninetowns Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and certain shareholders of Ninetowns Internet Technology Group Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, Ninetowns Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);

WHEREAS, each Rollover Shareholder is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such ordinary shares, par value HK$0.025 per share, of the Company (the “Shares”) as set forth opposite such Rollover Shareholder’s name on Schedule A (with respect to each Rollover Shareholder, the “Rollover Shares”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, each Rollover Shareholder desires to (i) have his/her/its respective Rollover Shares cancelled for nil consideration in connection with the Merger, and (ii) subscribe for newly issued ordinary shares of Parent (the “Parent Shares”);

WHEREAS, in order to induce Parent, Merger Sub and the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholders are entering into this Agreement; and

WHEREAS, the Rollover Shareholders acknowledge that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholders set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Rollover Shareholders hereby agree as follows:

1. Cancellation of Rollover Shares. Subject to the terms and conditions set forth herein and in the Merger Agreement, each Rollover Shareholder acknowledges that his/her/its Rollover Shares shall be cancelled for nil consideration in connection with the Merger.

2. Subscription for Parent Shares. Subject to the conditions set forth herein, immediately prior to the Closing, each Rollover Shareholder agrees to subscribe for, in cash at par, and Parent agrees to issue, Parent Shares in the name of each Rollover Shareholder, in the amount set forth opposite such Rollover Shareholder’s name on Schedule A.

3. Closing. Subject to the satisfaction in full (or waiver) of all of the conditions set forth in Article VII of the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing), (i) the closing of the subscription contemplated in Section 2 of this Agreement (the “Subscription Closing”) shall take place within 48 hours prior to the Closing and (ii) the cancellation of the Rollover Shares shall take place upon the Closing.

4. Voting Arrangement. Each Rollover Shareholder shall vote or cause to be voted all of the Rollover Shares owned by him/her/it as set forth opposite such Rollover Shareholder’s name on Schedule A (i) in favor of the approval of the Merger Agreement and the transactions contemplated therein and (ii) against any other Acquisition Proposal at any shareholders meeting of the Company.

5. Irrevocable Election.

(a) The execution of this Agreement by the Rollover Shareholders evidences, subject to Section 8 and the proviso in Section 21, the irrevocable election and agreement by the Rollover Shareholders to have their Rollover Shares cancelled in connection with the Merger. In furtherance of the foregoing, each Rollover Shareholder severally and not jointly, except that (i) each of the Founder, Ms. Dong and Value Chain jointly and severally and (ii) each of Mr. Ng and Oriental Plan jointly and severally, covenants and agrees that from the date hereof until any termination of this Agreement pursuant to Section 8, such Rollover Shareholder shall not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, the “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Rollover Shares or any right, title or interest thereto or therein (including by operation of Law), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares (other than this Agreement), (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his/her/its obligations under this Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv). Any purported Transfer in violation of this paragraph shall be null and void.

(b) Each Rollover Shareholder severally and not jointly, except that (i) each of the Founder, Ms. Dong and Value Chain jointly and severally and (ii) each of Mr. Ng and Oriental Plan jointly and severally, covenants and agrees that such Rollover Shareholder shall promptly (and in any event within 48 hours) notify Parent of any new Shares with respect to which beneficial ownership is acquired by such Rollover Shareholder, including, without limitation, by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company, if any, after the date hereof. Any such Shares shall automatically become subject to the terms of this Agreement, and Schedule A shall be deemed amended accordingly.

6. Representations and Warranties of the Rollover Shareholders. To induce Parent to issue the Parent Shares, each Rollover Shareholder severally and not jointly, except that (i) each of the Founder, Ms. Dong and Value Chain jointly and severally and (ii) each of Mr. Ng and Oriental Plan jointly and severally, makes the following representations and warranties to Parent, each and all of which shall be true and correct as of the date of this Agreement and as of the Subscription Closing, and shall survive the execution and delivery of this Agreement:

(a) Ownership of Shares. Such Rollover Shareholder is the beneficial owner of, and has good and valid title to, the Rollover Shares, free and clear of Liens other than as created by this Agreement. Such Rollover Shareholder has sole voting power, sole power of disposition, sole power to demand dissenter’s rights (if applicable) and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of his/her/its Rollover Shares, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement. As of the date hereof, other than the Rollover Shares, such Rollover Shareholder does not own, beneficially or of record, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities). The Rollover Shares are not subject to any voting trust agreement or other Contract to which such Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Rollover Shares other than this Agreement. Such Rollover Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Rollover Shares, except as contemplated by this Agreement.

(b) Organization, Standing and Authority. Each such Rollover Shareholder which is a company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Each such Rollover Shareholder who is an individual has full legal capacity and all the requisite power and authority to execute and deliver this Agreement and to perform his/her obligations hereunder. This Agreement has been duly and validly executed and delivered by such Rollover Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder, enforceable against such Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(c) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Rollover Shareholder for the execution, delivery and performance of this Agreement by such Rollover Shareholder or the consummation by such Rollover Shareholder of the transactions contemplated hereby; and (ii) neither the execution, delivery or performance of this Agreement by such Rollover Shareholder nor the consummation by such Rollover Shareholder of the transactions contemplated hereby, nor compliance by such Rollover Shareholder with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of any such Rollover Shareholder (as applicable), (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such Rollover Shareholder pursuant to any Contract to which such Rollover Shareholder is a party or by which such Rollover Shareholder or any property or asset of such Rollover Shareholder is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Rollover Shareholder or any of such Rollover Shareholder’s properties or assets.

(d) Litigation. There is no action, suit, investigation, complaint or other proceeding pending against any such Rollover Shareholder or, to the knowledge of such Rollover Shareholder, any other Person or, to the knowledge of such Rollover Shareholder, threatened against any Rollover Shareholder or any other Person, which restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Rollover Shareholder of its obligations under this Agreement.

(e) Reliance. Such Rollover Shareholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Rollover Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Rollover Shareholder contained herein.

(f) Receipt of Information. Such Rollover Shareholder has been afforded the opportunity to ask such questions as he, she or it has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the transactions contemplated hereby and the merits and risks of owning the Parent Shares. Such Rollover Shareholder acknowledges that he, she or it has been advised to discuss with his/her/its counsel the meaning and legal consequences of such Rollover Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

7. Representations and Warranties of Parent. Parent represents and warrants to each Rollover Shareholder that:

(a) Organization, Standing and Authority. Parent is duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Rollover Shareholders (subject to the proviso in Section 21), constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act and the Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby; and (ii) neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent pursuant to, any Contract to which Parent is a party or by which such Parent or any property or asset of Parent is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets.

(c) Issuance of Parent Shares. The Parent Shares will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of all Liens, preemptive rights, rights of first refusal, subscription and similar rights (other than those arising under any agreements entered into at the Subscription Closing by all of the Rollover Shareholders) when issued.

8. Termination. This Agreement, and the obligation of the Rollover Shareholders hereunder, will terminate immediately upon the valid termination of the Merger Agreement in accordance with Section 8.1 thereof; provided, however, that the Rollover Shareholders shall continue to have liability for breaches of this Agreement prior to the termination of this Agreement.

9. Further Assurances. Each Rollover Shareholder hereby covenants that, from time to time, such Rollover Shareholder will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to cancel the applicable Rollover Shares for nil consideration and to subscribe for the applicable number of Parent Shares.

10. Amendments and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party hereto.

11. Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12. Survival of Representations and Warranties. All representations and warranties of the Rollover Shareholders or by or on behalf of Parent in connection with the transactions contemplated by this Agreement contained herein shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of Parent or the Rollover Shareholders, and the issuance of the Parent Shares.

13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to the number specified below or another number or numbers for a party as shall be specified in a notice given in accordance with this Section 13), (c) by electronic mail (“e-mail”) transmission (so long as a receipt with respect to such e-mail is requested and received) to the respective parties at the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13), and (d) on the next Business Day when sent by international overnight courier, in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13):

(a) If to a Rollover Shareholder, in accordance with the contact information set forth next to such Rollover Shareholder’s name on Schedule A.

(b) If to Parent:

c/o 22nd Floor, Building No.1, Capital A Partners

No. 20 Gong Ti East Road

Chaoyang District, Beijing 100020

PRC

Attention: Tommy Siu Lun Fork

Facsimile: +86-10-65899966

Email: TomFork@ninetowns.com

with a copy (which shall not constitute notice) to:

Ropes & Gray

41st Floor One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention:     Paul Boltz / Gary Li

Facsimile: +852 3664-6583

Email:         paul.boltz@ropesgray.com

                    gary.li@ropesgray.com

14. Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to in this Agreement) constitutes the entire agreement with respect to the subject matter hereof and supersedes all prior agreements, undertakings, arrangements, communications and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

15. Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement. Notwithstanding the foregoing, the parties hereto hereby agree that the Company is an express third-party beneficiary hereof and shall, and the Independent Committee acting on the Company’s behalf shall, have the right directly to enforce specifically the terms and provisions of this Agreement against the Rollover Shareholders or Parent.

16. Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed interpreted, construed and governed by, and enforced in accordance with, the laws of the State of New York of the United States of America, without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, as applicable, the Laws of the Cayman Islands shall supersede the Laws of the State of New York of the United States of America with respect to such provision.

17. Arbitration.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.

(b) The seat, or the legal place, of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”), which are deemed to be incorporated by reference into and as amended by this Section 17.

(c) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

(d) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(e) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(f) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. The parties hereby waive any rights of application or appeal to any court or tribunal of competent jurisdiction to the fullest extent permitted by law in connection with any question of law arising in the course of the arbitration or with respect to any award made, except for actions relating to enforcement of the arbitration agreement or an arbitral award and except for actions seeking interim or other provisional relief in aid of arbitration proceedings in any court of competent jurisdiction.

(g) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(h) By agreeing to arbitration, the parties do not intend to deprive any court of competent jurisdiction of its authority to issue pre-arbitral and/or interim injunctions, pre-arbitral and/or interim attachments or any other direction, Order and/or judgment in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies in aid of arbitration as may be available under the jurisdiction of any court of competent jurisdiction, the arbitral tribunal, to the extent permissible by law, shall have full authority to grant interim and/or provisional remedies and to award Damages for the failure of any party to respect the arbitral tribunal’s orders to that effect or other Order in aid of arbitration proceedings or in relation to the enforcement of any award.

(i) This arbitration agreement set forth in this Section 17 shall be binding upon the parties, their successors and assigns.

18. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any purported assignment in violation of this Agreement shall be void ab initio. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

19. Enforcement. Notwithstanding any other provision of this Agreement, the parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties hereto and the Company shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party or the Company is entitled at Law or in equity. Each of the parties hereto hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law that a party seeking equitable relief hereunder post security as a prerequisite to obtaining such equitable relief. The rights of the Company hereunder shall be enforceable by the Independent Committee.

20. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

21. Counterparts. This Agreement may be executed and delivered (including by facsimile, “.pdf” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement; provided, however, that if any of the Rollover Shareholders fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

22. Headings. The descriptive headings herein are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

23. No Presumption Against Drafting Party. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Rollover Shareholders have caused to be executed or executed this Agreement as of the date first written above.

Ninetowns Holdings Limited

By:	/s/ Shuang Wang
Name:	Shuang Wang
Title:	Director

[SIGNATURE PAGE TO VOTING AND SUBSCRIPTION AGREEMENT]

ROLLOVER SHAREHOLDERS:

By:	/s/ Shuang Wang
Shuang Wang

By:	/s/ Min Dong
Min Dong

Value Chain International Limited

By:	/s/ Min Dong
Name: Min Dong
Title: Director

By:	/s/ Xiaoguang Ren
Xiaoguang Ren

By:	/s/ Kin Fai Ng
Kin Fai Ng

Oriental Plan Developments Limited

By:	/s/ Kin Fai Ng
Name: Kin Fai Ng
Title: Director

By:	/s/ Bolin Wu
Bolin Wu

By:	/s/ Zhonghai Xu
Zhonghai Xu

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork

[SIGNATURE PAGE TO VOTING AND SUBSCRIPTION AGREEMENT]

Schedule A

Rollover Shareholder Name	Address, Facsimile and Email	Rollover Shares	Parent Shares
Shuang Wang	22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Fax: 86-10-65899966 Email: wangshuang@ninetowns.com	4,077,215	2,207

Min Dong	22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Fax: 86-10-65899966 Email: mindong@ninetowns.com	131,592	2,200

Value Chain International Limited	c/o 22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Attention: Min Dong (director) Fax: 86-10-65899966 Email: mindong@ninetowns.com	2,002,312	1,301

Xiaoguang Ren	22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Fax: 86-10-65899966 Email: renxiaoguang@ninetowns.com	1,925,808	1,400

Kin Fai Ng	22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Fax: 86-10-65899966 Email: ngkinfai@ninetowns.com	41,000	138

Oriental Plan Developments Limited	c/o 22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Attention: Kin Fai Ng (director) Fax: 86-10-65899966 Email: ngkinfai@ninetowns.com	634,411	512

Bolin Wu	22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Fax: 86-10-65899966 Email: wubolin@ninetowns.com	811,621	846

Zhonghai Xu	22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Fax: 86-10-65899966 Email: xuzhonghai@ninetowns.com	577,434	846

Tommy Siu Lun Fork	22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, PRC Fax: 86-10-65899966 Email: TomFork@ninetowns.com	391,000	550